SECU 06005094 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 03337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Albert Fried & Company, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Alburtus — (212) 422-7299
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas,	New York,	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, Tom Alburtus swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Albert Fried & Company, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

JOHN C. CAMINITI
Notary Public, State of New York
No. 43-4605981
Qualified in Richmond County
Commission Expires October 31, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

CONTENTS
December 31, 2005

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Members of
Albert Fried & Company, LLC

We have audited the accompanying statement of financial condition of Albert Fried & Company, LLC (a limited liability company) (the "Company") as of December 31, 2005, and the related statements of operations, changes in Members' equity, changes in subordinated liabilities, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Albert Fried & Company, LLC as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 10, 2006

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

ALBERT FRIED & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS	
Cash	$ 1,987
Cash Segregated for the Exclusive Benefit of Customers in Compliance with Federal Regulations	6,717,905
Cash Segregated for the Exclusive Benefit of Proprietary Accounts of Introducing Brokers	820,070
Deposits with Clearing Organizations	4,210,000
Receivable from Brokers - securities borrowed	15,108,500
Receivable from Brokers, Dealers and Clearing Organizations	11,799,530
Receivable from Customers	2,317,352
Securities Owned - at market value	158,298,000
Exchange Memberships - owned by the Company, at cost (market value $50,400,000)	30,300,375
Interest and Dividends Receivables	920,888
Other Assets	226,433
Total Assets	$230,721,040
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Bank loan and overdraft payable	$ 677,431
Securities sold, not yet purchased - at market value	5,346,524
Payable to customers	9,591,536
Payable to noncustomers	7,812,581
Accrued expenses and other liabilities	1,190,612
Total liabilities	24,618,684
Commitments and Contingent Liabilities	
Members' Equity	206,102,356
Total Liabilities and Members' Equity	$230,721,040

See Notes to Financial Statements

STATEMENT OF OPERATIONS

Year ended December 31, 2005

Revenue:	
Principal transactions	$ 550,429
Commissions	12,498,045
Interest and dividends	6,302,970
Other	1,125,105
Total revenue	20,476,549
Expenses:	
Commissions, floor brokerage and clearance charges	9,225,488
Employee compensation and benefits	2,239,469
Occupancy	301,828
Interest	212,394
Communications and data processing	578,244
Professional fees	288,144
Other	729,509
Total expenses	13,575,076
Income before Members' salaries and interest and provision for income taxes	6,901,473
Members' salaries and interest	(10,235,493)
Loss before provision for income taxes	(3,334,020)
Provision for income taxes	174,000
Net loss	$ (3,508,020)

See Notes to Financial Statements

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2005	
Members' equity at January 1, 2005	$199,118,133
Contributions	67,298,210
Withdrawals	(56,805,967)
Net loss	(3,508,020)
Members' equity at December 31, 2005	$206,102,356

See Notes to Financial Statements

ALBERT FRIED & COMPANY, LLC

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

Year ended December 31, 2005	
Subordinated liabilities at January 1, 2005	$ 2,100,000
Decrease of seats contributed for the use of the Company	(2,100,000)
Subordinated liabilities at December 31, 2005	$ - 0 -

See Notes to Financial Statements

Year ended December 31, 2005

Cash flows from operating activities:	
Net loss	$ (3,508,020)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Loss on sale of exchange membership	135,000
Members' interest	10,040,493
Changes in operating assets and liabilities:	
(Increase) decrease in operating assets:	
Cash segregated for the exclusive benefit of customers in compliance with federal regulations	1,885,487
Cash segregated for the exclusive benefit of proprietary accounts of introducing brokers	(23,728)
Deposits with clearing organizations	(350,000)
Receivable from brokers - securities borrowed	3,283,000
Receivable from brokers, dealers and clearing organizations	2,323,593
Receivable from customers	353,200
Securities owned - at market value	2,646,645
Interest and dividends receivables	(168,229)
Other assets	(38,792)
Increase (decrease) in operating liabilities:	
Bank loan and overdraft payable	560,025
Securities sold, not yet purchased - at market value	(2,863,343)
Payable to customers	791,155
Payable to noncustomers	1,717,714
Accrued expenses and other liabilities	(814,940)
Net cash provided by operating activities	15,969,260
Cash flows from investing activities:	
Proceeds from sale of loan receivable	3,010,881
Purchase of exchange memberships	(16,725,000)
Proceeds from sale of exchange membership	1,615,000
Net cash used in investing activities	(12,099,119)
Cash flows from financing activities:	
Members' equity contributions	52,857,717
Members' equity withdrawals	(56,805,967)
Net cash used in financing activities	(3,948,250)
Net decrease in cash	(78,109)
Cash at beginning of year	80,096
Cash at end of year	$ 1,987

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	$ 212,394
Income taxes	$ 190,824

Supplemental schedule of noncash financing activities:

Decrease in subordinated liabilities	$ 2,100,000
Member' equity contribution - exchange membership contributed at fair value	$ 4,400,000
Members' equity contributions - Members' interest	$ 10,040,493

See Notes to Financial Statements

1. ORGANIZATION:

Albert Fried & Company, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange, Inc. (the "NYSE"), the National Association of Securities Dealers, Inc. (the "NASD"), and the American Stock Exchange, LLC (the "ASE"). The Company provides clearing and execution of security transactions for customers and makes inter-dealer markets in certain corporate securities over the counter. In addition, the Company is engaged in the proprietary trading of securities for its own account.

2. SIGNIFICANT ACCOUNTING POLICIES:

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company records principal transactions in securities and the related revenue and expenses on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned and securities sold, not yet purchased, are stated at quoted market values with the resulting unrealized gains and losses reflected in principal transactions in the accompanying statement of operations. Dividends are accrued on the ex-dividend date.

Securities borrowed are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. The Company monitors the market value of securities borrowed on a daily basis with additional collateral deposited or refunded as necessary. Interest is paid at prevailing market rates. These financial instruments are short-term in nature. Accordingly, the estimated fair value of these financial instruments is not materially different from their carrying amounts.

The Company's exchange memberships, which represent ownership interests in the NYSE and provide the Company with the right to conduct business on the NYSE, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no exchange membership impairments in 2005.

3. INCOME TAXES:

No provision for federal and state income taxes has been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its Members on their individual income tax returns.

The Company is subject to New York City unincorporated business tax. At December 31, 2005, the Company had unrealized gain of approximately $3,356,000, which resulted in a deferred tax liability of approximately $134,000, which was included in accrued expenses and other liabilities. The provision for income taxes is net of a deferred income taxes benefit of $176,000.

4. RECEIVABLE FROM/PAYABLE TO CUSTOMERS:

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivable. Such collateral is not reflected in the financial statements.

5. RELATED PARTY TRANSACTION:

During the year, the Company sold a loan receivable to a related party at book value of $3,010,881.

6. COMMITMENTS AND CONTINGENT LIABILITIES:

The Company is obligated under noncancelable operating leases for office spaces expiring on various dates through March 30, 2010. The leases contain provisions for escalations based on certain costs incurred by the lessor.

The future aggregate minimum rental commitments under the aforementioned leases are as follows:

Year ending December 31,	
2006	$229,608
2007	113,750
2008	113,750
2009	113,750
2010	28,437
	$599,295

Rent expense for the year ended December 31, 2005 aggregated approximately $297,000.

The Company and several other parties have been named as defendants in an action brought by the Chapter 11 Trustee of Geneva Steel Holdings Corporation ("Geneva"). The Company has been a secured creditor of Geneva, and had received a fee in connection with the making of the loan. In addition, an option (the "Option") was granted to purchase certain real property. By reasons of subsequent defaults of Geneva, the Option exercise price was reduced and, later, the Company exercised the Option and purchased the property.

In the Proceeding, the Trustee seeks, among other things, to (i) invalidate or subordinate the Company's bankruptcy claim relating to the Loan, (ii) avoid the reductions in the Option price, (iii) avoid the Company's purchase of the Property under the Option and (iv) recover the price reductions and the Property.

The likely outcome of the action cannot be determined at this time. However, in the opinion of management, the above action will not have a material effect on the financial position of the Company.

7. NET CAPITAL AND RESERVE REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $1,500,000 or 2% of the rule 15c3-3 aggregate debit items, as defined.

Net capital changes from day to day, but at December 31, 2005, the Company had net capital of $151,824,968, which exceeded its requirement of $1,500,000 by $150,324,968.

As a clearing broker-dealer, the Company had elected to compute a reserve requirement for Proprietary Accounts of Introducing Brokers/Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondent's net capital calculation.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

In the normal course of business, the Company enters into various debt, option, futures and equity transactions as principal or agent. The execution, settlement and financing of those transactions can result in off-balance-sheet risk or concentration of credit risk.

In connection therewith, the Company may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold, not yet purchased, should the value of such securities rise.

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral or loan such securities in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. During the year of 2005, the Company did not pledge customer securities as collateral or loan such securities.

The Company clears certain of its proprietary transactions through other broker-dealers. The amount receivable from brokers, dealers and clearing organizations include balances relating to the aforementioned proprietary transactions.

Cash segregated for the exclusive benefit of customers and proprietary accounts of introducing brokers are maintained in one bank.

9. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company's trading activities include the purchase and sale of derivative financial instruments such as futures contracts, equity and index options. These derivatives are used for trading purposes and for managing risk associated with the portfolio of investments. All positions are reported in the accompanying statement of financial condition at fair value and any change in fair value is

reflected in the accompanying statement of operations as gain or loss as it occurs. Futures contracts are reported at open-trade equity. These financial instruments involve elements of market risk in excess of the amounts recognized in the statement of financial condition.

10. SUBSEQUENT EVENT: Subsequent to December 31, 2005, the Company purchased six exchange memberships at an aggregate cost of $20,985,000.

ALBERT FRIED & COMPANY, LLC

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2005

Net capital - Members' equity	$206,102,356
Deductions and/or charges:	
Nonallowable assets:	
Exchange memberships, at cost	30,300,375
Non readily marketable securities owned, at fair value	10,703,428
Other assets	142,339
Other deductions:	
Commodity futures contracts capital charges	210,000
Stock borrowed deficit	280,300
Total deductions and/or charges	41,636,442
Net capital before haircuts on securities positions	164,465,914
Haircuts on securities positions	(12,640,946)
Net capital	151,824,968
2% of aggregate debit items (or $1,500,000 if greater) as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of date of net capital computation	1,500,000
Excess net capital	$150,324,968

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

See Notes to Financial Statements

ALBERT FRIED & COMPANY, LLC

SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3

December 31, 2005

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$10,355,304
Debit balances:	
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	374,686
Securities borrowed to effectuate short sales by customers and to make delivery on customers' securities failed to deliver	2,007,500
	2,382,186
Less 3%	71,466
Total debit items	2,310,720
Reserve computation - excess of total credits over total debits	$ 8,044,584
Amount held on deposit in reserve bank account as of December 31, 2005	$ 6,717,905
Amount of deposit	2,000,000
New amount held on deposit in reserve bank account after adding deposit	$ 8,717,905

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

See Notes to Financial Statements

ALBERT FRIED & COMPANY, LLC

SUPPLEMENTARY INFORMATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3
December 31, 2005

There were no material items or market valuations to report for which instructions to reduce to possession or control had been issued as of the audit date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.

There were no material items or market valuations to report for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.